Exhibit 21

FuelCell Energy, Inc

 Subsidiaries of the Registrant

Entity Name	State / Country of Incorporation
FuelCell Energy, Inc.	Delaware
Global Thermoelectric Inc.	Canada
1065918 Alberta Ltd.	Canada
FCE Canada Inc.	Canada